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                                                      Rule 424(b)(3)
                                                Registration Nos. 333-89759
                                                                  333-31752


                               PROSPECTUS



                      REGIONS FINANCIAL CORPORATION

                              75,840 SHARES

                               COMMON STOCK


     This is a public offering of shares of common stock of Regions Financial Corporation by a certain shareholder of Regions (the "Selling Shareholder"). See "Selling Shareholder." Regions will not receive any of the proceeds from the sale of the shares.

     Regions common stock is traded on the Nasdaq National Market under the symbol "RGBK." On March 3, 2000, the last reported sales price of Regions common stock, as reported on the Nasdaq National Market, was $19.31.


                            -------------


Shares of Regions common stock are not deposits, savings accounts or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.


Neither the Securities and Exchange Commission nor any state securities regulators have approved this common stock or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this Prospectus is March 6, 2000.

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                                   THE COMPANY

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 760 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of December 31, 1999. At that date, Regions had total consolidated assets of approximately $42.7 billion, total consolidated deposits of approximately $30.0 billion, and total consolidated stockholders' equity of approximately $3.1 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 944-1300.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Prospectus. See "Where You Can Find More Information."

USE OF PROCEEDS

     The proceeds from the Selling Shareholder's shares will belong to the Selling Shareholder. Regions will not receive any of the proceeds from the sale of the shares and is registering the shares solely for the purpose of fulfilling its contractual obligations to the Selling Shareholder.

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                               SELLING SHAREHOLDER

     The following table sets forth certain information with respect to the ownership of the shares as of March 6, 2000, and as adjusted to reflect the sale of the shares offered hereby, by the Selling Shareholder. The Selling Shareholder has sole voting and investment power with respect to the shares owned by it.

                      Ownership Of Common                                    Ownership Of Common Stock
                    Stock Before The Offering                                  After The Offering

                                                      Number Of
                    Number Of                       Shares Being             Number Of
Name                 Shares     Percent(1)            Offered               Shares (2)     Percent(2)

Merrill Lynch        75,840          *                 75,840                  -0-            -0-
  International

   *   Less than .1%.

 (1) On January 31, 2000, there were 221,783,565 shares of Regions common stock outstanding.
 (2)  Assumes that all shares being registered are sold.

     Regions has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the shares acquired by the Selling Shareholder. Such shares were acquired by the Selling Shareholder from Regions in connection with the contractual settlement of a transaction between the Selling Shareholder and Regions. Pursuant to this transaction, which was entered into by Regions as part of its stock repurchase strategy, Regions had the right to settle amounts owed by it to the Selling Shareholder in either common stock or cash.

PLAN OF DISTRIBUTION

     The sale or distribution of all or any portion of the shares may be effected from time to time, in one or more transactions, by the Selling Shareholder directly, indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, on The NASDAQ Stock Market, in the over-the-counter market, on any national securities exchange on which shares of Regions common stock are listed or traded, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The offering price of the offered shares from time to time will be determined by the Selling Shareholders and, at the time of the determination, may be higher or lower than the market price of the common shares on the NASDAQ Stock Market.

     The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. The methods by which the shares may be sold or distributed include, without limitation, (1) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (2) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (3) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock

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Market, (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (5) privately negotiated transactions, and (6) underwritten transactions. The Selling Shareholder may from time to time deliver all or a portion of the shares to cover a short sale or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.

     At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents, broker-dealers or underwriters, any discounts, commissions and other terms constituting compensation and any other required information. Any broker-dealer engaged will receive commissions, concessions or discounts from the Selling Shareholder and/or the purchasers of the shares in amounts to be negotiated prior to the sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration.

     In offering the shares, the Selling Shareholder and any brokers, dealers or agents who participate in a sale or distribution of the shares by the Selling Shareholder may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any profits realized by the Selling Shareholder and the compensation of any broker/dealers may be deemed to be underwriting discounts and commissions.

     Regions has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the shares acquired by the Selling Shareholder from Regions as settlement of certain contractual obligations of Regions to the Selling Shareholder.

     Shares not sold pursuant to the Registration Statement of which this Prospectus is a part may be subject to certain restrictions under the Securities Act and could be sold, if at all, only pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of shares which does not exceed the greater of one percent of Regions' outstanding common stock or the average weekly reported trading volume of Regions' common stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of Regions and who has satisfied a two-year holding period without volume limitation. Therefore, both during and after the effectiveness of the Registration Statement, sales of the shares may be made by the Selling Shareholder pursuant to Rule 144.

     Regions will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. Regions will bear the costs and expenses of registering the shares under the Securities Act, including, without limitation, the registration and filing fees under the Securities Act, its legal and accounting fees and any printing fees. The Selling Shareholder will bear the cost of underwriting fees and commissions, fees and disbursements of legal counsel for the Selling Shareholder and stock transfer and other taxes attributable to the sale of the shares, discounts, if any, and selling commissions.

     Underwriters, brokers, dealers or agents may be entitled, under agreements with Regions, to indemnification against the contribution toward certain civil liabilities, including liabilities under the Securities Act in connection with the registration of the shares.

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                                  EXPERTS

     The consolidated financial statements of Regions, incorporated by reference in Regions' Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                               LEGAL OPINION

     The legality of the shares of common stock being offered by this Prospectus have been passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the Board of Directors of Regions. As of March 6, 2000, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of 241,481 shares of common stock of Regions.

                      WHERE YOU CAN FIND MORE INFORMATION

     Regions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Regions files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

     Regions filed a Registration Statement on Form S-3 (the "Registration Statement") to register with the SEC the common stock being offered by this Prospectus. This Prospectus is a part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all the information you can find in Regions' Registration Statement or the exhibits to that Registration Statement.

     SEC regulations allow Regions to "incorporate by reference" information into this Prospectus, which means that Regions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Prospectus, except for any information superseded by information contained directly in this Prospectus or in later filed documents incorporated by reference in this Prospectus.

     This Prospectus incorporates by reference the documents set forth below that Regions has previously filed with the SEC. These documents contain important information about Regions and its finances. Some of these filings have been amended by later filings, which are also listed.


REGIONS SEC FILINGS (FILE NO. 0-6159)  PERIOD/AS OF DATE

Annual Report on Form 10-K             Year ended December 31, 1998
Quarterly Reports on Form 10-Q/A       Quarters ended March 31 and June 30,
                                            1999
Quarterly Report on Form 10-Q          Quarter ended September 30, 1999
Current Report on Form 8-K             October 18, 1999

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     Regions also incorporates by reference additional documents that may be filed with the SEC between the date of this Prospectus and the date of completion of the offering of the shares of Regions common stock by the Selling Shareholder. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Documents incorporated by reference are available from Regions without charge, excluding all exhibits, except that if Regions has specifically incorporated by reference an exhibit in this Prospectus, the exhibit will also be available without charge. Stockholders may obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from Regions at the following address:

                    Regions Financial Corporation
                    417 North 20th Street
                    Birmingham, AL 35203

                    Attention: Shareholder Relations
                    Telephone: (205) 326-7090

     You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. This Prospectus is dated March 6, 2000. You should not assume that the information contained in this Prospectus is accurate as of any date other than that date.

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No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Regions or the Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

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                             TABLE OF CONTENTS

THE COMPANY ............................................................  2
USE OF PROCEEDS ........................................................  2
SELLING SHAREHOLDER ....................................................  3
PLAN OF DISTRIBUTION ...................................................  3
EXPERTS ................................................................  5
LEGAL OPINION ..........................................................  5
WHERE YOU CAN FIND MORE INFORMATION ....................................  5



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